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                     June 16, 2020

       Craig Bergman
       President, CEO
       Vortex Blockchain Technologies Inc.
       1401 Ohio Street
       Des Moines, IA 50314

                                                        Re: Vortex Blockchain
Technologies Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2019
                                                            Filed March 10,
2020
                                                            File No 000-55995

       Dear Mr. Bergman:

               We issued comments to you on the above captioned filing on April 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 30, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing